www.linkedin.com/in/gabbi-tuft
(LinkedIn)
coachgabbi.com (Company)
gabbialontuft.com (Personal)

Top Skills

Keynote Speaking

Nutrition

Personal Training

Certifications

Certified Personal Trainer Specialist

Licensed Sports Nutritionist

Publications

Transgender WWE star Gabbi Tuft lands in Las Vegas days before WrestleMania event as rumors grow on shock return to the ring - a decade after retiring as Tyler Reks

Gabbi Tuft, First Openly Trans Former W.W.E. Star, Returns to Wrestling

Transgender wrestler Gabbi Tuft, once WWE's Tyler Reks, is ready for her closeup again

Former Pro-Wrestler Gabbi Tuft Shares How She Shed 100 Pounds of Muscle Since Transitioning

WWE Star Gabbi Tuft Lost All Will to Live—But Coming Out as Transgender Changed Everything - E! Online

Gabbi Tuft

--Viral Social Media Influencer, Celeb Fitness Coach, LSN, Former WWE Superstar, Host of the GLO Podcast. TikTok: @gabbituft Instagram: @gabbituft X: @gabbituft YouTube: gabbialontuft
Leander, Texas, United States

Summary

Former WWE Superstar, Viral TikTok and social media influencer, Celebrity Fitness Coach, and Host of the GLO Podcast.

Gabbi's online fitness and nutrition coaching business was named Top 10 Women Led Businesses by Women's World in 2023. She has been featured on major network television shows such as The Tamron Hall Show, Breakfast Television Live, FoxTV, and NBC/Peacock's It's OK to ask questions. Gabbi has also been featured in top-tier publications such as The New York Times, Business Insider, E-online News, NBC, The Daily Mail, and many more.

With a massive TikTok following of over 1.3M fans, and amassing over 30M organic views every 30 days across her social media platforms, Gabbi's health, fitness, and motivational videos have touched and changed the lives of millions.

Her GLO Online Coaching business works with 99% biological women and she has helped over 2,000 clients to success in the last 14 years.

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Experience

Glo Ventures Inc
Co-Founder & Chairman
August 2024 - Present (1 year 3 months)
United States

Founder and Chairman bringing 5 true disruptors to the CPG industry.

GLO by Gabbi
Chief Executive Officer
July 2022 - Present (3 years 4 months)
United States

Education

California Polytechnic State University-San Luis Obispo
Bachelor of Science - BS, Civil Engineering · (June 2000 - June 2002)

California Polytechnic State University-San Luis Obispo
Bachelor of Science - BS, Civil Engineering